EXHIBIT 99.1

China Lodging Group, Limited Announces Name Change to Huazhu Group Limited

SHANGHAI, China, June 11, 2018 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced that it is changing its name to Huazhu Group Limited, effective June 1, 2018. The American depositary shares, each representing one ordinary share, par value US$0.0001 per share, of the Company, will begin trading under the new corporate name on June 15, 2018, and the name change has no effect on the Company's ticker symbol.

About Huazhu Group Limited

Huazhu Group Limited is a leading hotel operator and franchisor in China. As of March 31, 2018, the Company had 3,817 hotels or 384,959 rooms in operation. With a primary focus on economy and midscale hotel segments, China Lodging Group's brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, VUE Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of March 31, 2018, China Lodging Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company's website: http://ir.huazhu.com.

Contact Information

Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com